EXHIBIT 99.1

Endeavour Silver Announces Q2 2026 Financial Results

VANCOUVER, British Columbia, July 29, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and six months ended June 30, 2026. The Company will host a conference call to discuss these results on Thursday, July 30 at 10:00am PT / 1:00pm EDT; details are provided further in this news release. All dollar amounts are in US dollars ($).

“Endeavour delivered strong second quarter results, supported by higher production, record ounces sold and improved mine operating cash flow,” said Dan Dickson, Chief Executive Officer. “The successful increase in throughput at Kolpa and our strong cash position provide a solid foundation as we continue to advance our growth initiatives in the second half of the year, while delivering long-term value for our shareholders.”

Q2 2026 Highlights

  Strong Production: Consolidated production of 1,943,955 ounces (“oz”) silver and 10,474 oz gold for a total of 3.4 million oz silver equivalent (“AgEq”)(1). Q2 production of silver and gold was 31% and 35% higher, respectively, than in the same period in 2025.
  Record Ounces Sold with High Realized Prices: $212.1 million from the sale of 2,054,108 oz of silver and 10,823 oz of gold at average realized prices of $70.16 per oz silver and $4,305 per oz gold as well as from sales of base metals. Revenue from operations was 149% higher than in the same period in 2025.
  Strong Mine Operating Cash Flow: $99.9 million in mine operating cash flow before taxes(2), 336% higher than the same period in 2025.
  Steady Operating Costs: Cash costs(2) of $23.52 per oz payable silver and all-in sustaining costs (AISC)(2) of $36.89 per oz, net of by-product credits, compared to $15.35 and $25.16, respectively, in Q2 2025.
  Strong Cash Position: $236.6 million in cash and $214.4 million in working capital as at June 30, 2026.
  Higher Production Capacity: A significant portion of the plant expansion at Kolpa was commissioned at the end of Q1 2026, resulting in a 36% increase in throughput during Q2 2026 compared to Q1 2026.
  Terronera LNG Plant: The LNG plant began commissioning in June and is now in operation, with mine complex ramp-up through Q3 2026.

Financial Overview

Three Months Ended June 30			Q2 2026 Highlights	Six months Ended June 30
2026	2025[4]	% Change		2026[3]	2025[4]	% Change
			Production
1,943,955	1,483,736	31%	Silver ounces produced	3,819,329	2,689,529	42%
10,474	7,755	35%	Gold ounces produced	22,215	16,093	38%
6,207	3,503	77%	Lead tonnes produced	11,146	3,503	218%
3,989	2,316	72%	Zinc tonnes produced	6,831	2,316	195%
3,437,794	2,528,562	36%	Silver equivalent ounces produced(1)	6,779,737	4,401,401	54%
23.52	15.35	53%	Cash costs per silver ounce ($)(2)	23.03	15.59	48%
36.69	25.25	45%	Total production costs per ounce ($)(2)	35.96	24.79	45%
36.89	25.16	47%	All-in sustaining costs per ounce ($)(2)	36.96	24.85	49%
509,576	303,828	68%	Processed tonnes	966,232	513,335	88%
161.73	142.00	14%	Direct operating costs per tonne ($)(2)	173.63	142.30	22%
219.62	201.24	9%	Direct costs per tonne ($)(2)	236.97	203.70	16%
			Financial
212.1	85.3	149%	Revenue from operations ($ millions)	421.8	148.8	183%
2,054,108	1,455,680	41%	Silver ounces sold	3,696,328	2,679,364	38%
10,823	7,706	40%	Gold ounces sold	21,766	16,244	34%
70.16	32.95	113%	Realized silver price per ounce ($)	77.18	32.52	137%
4,305	3,320	30%	Realized gold price per ounce ($)	4,672	3,110	50%
-	3.3	(100%)	Pre-operating production revenue ($ millions)	-	3.3	(100%)
66.5	(20.5)	425%	Net earnings (loss) ($ millions)	131.4	(53.4)	346%
44.8	(9.2)	589%	Adjusted net earnings (loss) ($ millions)(2)	104.0	(9.4)	1210%
74.0	7.7	855%	Mine operating earnings ($ millions)	167.5	20.6	714%
99.9	22.9	336%	Mine operating cash flow before taxes ($ millions)(2)	214.5	45.0	377%
45.0	14.4	213%	Operating cash flow before working capital changes(2)	83.8	22.7	269%
110.9	1.4	7807%	EBITDA ($ millions)(2)	223.5	(16.7)	1439%
90.0	10.8	736%	Adjusted EBITDA ($ millions)(2)	198.4	25.9	666%
214.4	(15.3)	1501%	Working capital ($ millions) (2)	214.4	(15.3)	1501%
			Shareholders
0.22	(0.07)	414%	Earnings (loss) per share – basic ($)	0.44	(0.20)	320%
0.15	(0.03)	600%	Adjusted earnings (loss) per share – basic ($)(2)	0.35	(0.03)	1267%
0.15	0.05	200%	Operating cash flow before working capital changes per share ($)(2)	0.28	0.08	250%
296,096	283,534	4%	Basic weighted average shares outstanding (‘000)	295,892	272,988	8%

(1) Silver equivalent ratios for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne. Silver equivalent ratios for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
(3) Bolañitos mine was sold January 15, 2026, and the 15-day period from January 1, 2026, to January 15, 2026, is included in the consolidated results above.
(4) Kolpa was acquired on May 1, 2025. Accordingly, the three- and six-month periods ending June 30, 2025 include two months of operations of the Kolpa mine.

Direct operating costs per tonne in Q2 2026 were $161.73, 14% higher than $142.00 in Q2 2025. The increase in the average cost compared to Q2 2025 was driven by the inclusion of Terronera with higher direct operating costs per tonne than the consolidated average of $169.49 and higher costs at Guanaceví and Kolpa. Underlying costs in Mexico were negatively affected by the Mexican peso being 12% stronger on average during the current period compared to the same period in 2025. In comparison to Q1 2026, which had a similar Mexican peso exchange rate, Q2 2026 costs per tonne were 13% lower. As a result, direct operating costs per tonne in the first half of 2026 were $173.63, compared to $142.30 in 2025.

Consolidated cash costs per silver ounce, net of by-product credits, were $23.52 in Q2 2026, representing a 53% increase from $15.35 in Q2 2025 mainly due to higher metal prices causing higher royalties and third-party material costs. For the three months ended June 30, 2026, cash costs per silver ounce were $22.23 for Kolpa, $40.17 for Guanaceví and $5.07 for Terronera. Cash costs per silver ounce for the six-month period ended June 30, 2026, were $23.03 compared to $15.59 in 2025, a 48% increase driven by the same reasons described above.

Consolidated AISC per silver ounce in Q2 2026 were $36.89, 47% higher than $25.16 in Q2 2025 and in line with Q1 2026. The increase compared to Q2 2025 was predominantly due to higher cash costs and higher sustaining capital expenditures, particularly at Terronera, which was not operating in the comparative period. AISC per silver ounce for the six-month period ended June 30, 2026, were $36.96 compared to $24.85 in 2025, for the same reasons described above.

In Q2 2026, the Company’s mine operating earnings were $74.0 million, higher than the $7.7 million for the same period in 2025, driven by higher metal prices as well as higher volume of silver and gold ounces sold with the addition of Terronera and a full quarter of Kolpa operations. Revenue from operations was $212.1 million, compared to $85.3 million in Q2 2025, while cost of sales, which now include Terronera and a full quarter of Kolpa operations, increased to $138.1 million from $80.9 million.

The Company recorded operating earnings of $64.7 million in Q2 2026 (Q2 2025 – operating loss of $4.8 million) after exploration and evaluation costs of $6.4 million (Q2 2025 – $4.9 million) and general and administrative expenses of $2.9 million (Q2 2025 – $7.6 million). Exploration expenses increased due to additional expenditures on advancing Pitarrilla and exploration work at Kolpa, while general and administrative expenses decreased predominantly due to the $3.6 million acquisition costs ineligible to be capitalized in Q2 2025 and a $1.6 million change in the loss on revaluation of the cash-settled deferred share units liability.

The Company recorded a $21.7 million gain on derivative contract revaluations in Q2 2026 (Q2 2025 – $10.1 million loss). Finance costs increased to $5.7 million (Q2 2025 – $1.1 million), primarily due to a $5.1 million finance charge related to the senior convertible notes issued in December 2025. Investment and other losses of $2.6 million (Q2 2025 – income of $0.7 million) were recorded during the period, largely due to the revaluation of Guanajuato Silver shares received as consideration for the sale of Bolañitos. As a result, earnings before taxes were $79.5 million in Q2 2026, compared to a loss before taxes of $14.6 million in Q2 2025.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended June 30, 2026, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

About Endeavour Silver – Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Conference Call

Management will host a conference call to discuss the Company’s Q2 2026 financial results on July 30, 2026 at 10:00am Pacific (PT)/ 1:00pm Eastern (EDT).

Date:	Thursday, July 30, 2026

Time:	10:00am Pacific Time / 1:00pm Eastern Daylight Time

Telephone:	Canada & US +1-833-752-3348
International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658
International +1-412-317-0088
Access code is 8095012; audio replay will be available on the Company’s website

Contact Information
Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss), adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the June 30, 2026 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the June 30, 2026 MD&A available on SEDAR at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in millions of U.S. dollars	As at June 30, 2026	As at December 31, 2025
Current assets	$435.4	$423.2
Current liabilities	221.0	276.8
Working capital	$214.4	$146.4

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$66.5	($20.5)	$131.4	($53.4)
Unrealized foreign exchange (Gain) loss	(3.0)	(2.8)	(2.4)	(2.5)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	(21.3)	10.1	4.1	42.0
(Gain) on sale of Bolañitos	(0.9)	-	(36.5)	-
Acquisition costs	-	3.6	-	3.6
Change in fair value of investments	4.3	(0.2)	8.4	(0.3)
Change in fair value of cash settled DSUs	(1.0)	0.6	(1.1)	1.2
Adjusted net earnings (loss)	$44.8	($9.2)	$104.0	($9.4)
Basic weighted average share outstanding (‘000)	296,096	283,534	295,892	272,988
Adjusted net earnings (loss) per share	$0.15	($0.03)	$0.35	($0.03)

Totals may not add up due to rounding

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Mine operating earnings per financial statements	$74.0	$7.7	$167.5	$20.6
Share-based compensation	0.2	0.2	0.4	0.2
Depreciation	25.7	15.0	46.5	24.2
Mine operating cash flow before taxes	$99.9	$22.9	$214.5	$45.0

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2026	2025	2026	2025
Cash from operating activities per financial statements	$39.8	$21.5	$60.6	$24.9
Net changes in non-cash working capital per financial statements	(5.1)	7.2	(23.2)	2.2
Operating cash flow before working capital changes	$44.9	$14.3	$83.8	$22.7
Basic weighted average shares outstanding (‘000)	296,096	283,534	295,892	272,988
Operating cash flow before working capital changes per share	$0.15	$0.05	$0.28	$0.08

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$66.5	($20.5)	$131.4	($53.4)
Depreciation – cost of sales	25.7	15.0	46.5	24.2
Depreciation – exploration, evaluation and development	0.2	-	0.3	0.3
Depreciation – general & administration	0.1	0.1	0.2	0.2
Finance costs	5.4	0.8	10.9	1.0
Current income tax expense	10.7	9.1	44.5	14.4
Deferred income tax expense (recovery)	2.3	(3.2)	(10.5)	(3.4)
EBITDA	$110.9	$1.4	$223.5	($16.7)
Share based compensation	0.9	1.7	2.3	2.2
Unrealized foreign exchange (gain) loss	(3.0)	(2.8)	(2.4)	(2.5)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	(21.3)	10.1	4.1	42.0
(Gain) on sale of Bolañitos	(0.9)	-	(36.5)	-
Change in fair value of investments	4.3	(0.2)	8.4	(0.3)
Change in fair value of cash settled DSUs	(1.0)	0.6	(1.1)	1.2
Adjusted EBITDA	$90.0	$10.8	$198.4	$25.9
Basic weighted average shares outstanding (‘000)	296,096	283,534	295,892	272,988
Adjusted EBITDA per share	$0.30	$0.04	$0.67	$0.09

Totals may not add up due to rounding

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$29.3	$37.8	-	$33.9	$101.0
Purchase of the third-party material	-	(15.2)	-	(0.9)	(16.1)
Smelting and refining costs included in revenue	1.4	-	-	2.9	4.3
Opening finished goods	(2.2)	(17.6)	-	(1.4)	(21.3)
Closing finished goods	1.3	12.3	-	0.9	14.5
Direct operating costs	29.8	17.3	-	35.3	82.4
Purchase of the third-party material	-	15.2	-	0.9	16.1
Royalties	2.3	7.9	-	1.1	11.2
Special mining duty (1)	1.7	(0.7)	-	1.1	2.2
Direct costs	33.8	39.7	-	38.4	111.9
By-products sales	(31.8)	(14.8)	-	(25.6)	(72.2)
Opening by-products inventory fair market value	2.6	6.4	-	1.3	10.4
Closing by-products inventory fair market value	(1.6)	(3.6)	-	(0.8)	(6.1)
Cash costs net of by-products	3.0	27.8	-	13.3	44.0
Depreciation	9.9	7.4	-	8.3	25.7
Share-based compensation	0.1	-	-	0.1	0.2
Opening finished goods depreciation	(0.6)	(3.5)	-	(0.3)	(4.4)
Closing finished goods depreciation	0.4	2.6	-	0.2	3.1
Total production costs	$12.8	$34.3	-	$21.6	$68.7

  (1)   Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,729	100,439	-	233,408	509,576
Payable silver ounces	582,043	691,401	-	599,323	1,872,767

Cash costs per silver ounce	$5.07	$40.17	-	$22.23	$23.52
Total production costs per ounce	$21.93	$49.65	-	$36.08	$36.69
Direct operating costs per tonne	$169.49	$172.22	-	$151.38	$161.73
Direct costs per tonne	$192.13	$395.39	-	$164.68	$219.62

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	-	$23.1	$11.6	$16.3	$51.0
Purchase of the third-party material	-	(10.0)	-	-	(10.0)
Smelting and refining costs included in revenue	-	-	0.3	1.1	1.4
Opening finished goods	-	(4.8)	(1.3)	(0.6)	(6.7)
Closing finished goods	-	5.9	0.9	0.6	7.4
Direct operating costs	-	14.2	11.5	17.4	43.1
Purchase of the third-party material	-	10.0	-	-	10.0
Royalties	-	6.2	0.2	-	6.4
Special mining duty (1)	-	1.1	0.4	0.1	1.7
Direct costs	-	31.5	12.1	17.5	61.1
By-products sales	-	(11.6)	(14.0)	(13.3)	(38.9)
Opening by-products inventory fair market value	-	2.2	1.4	0.5	4.2
Closing by-products inventory fair market value	-	(2.3)	(1.3)	(0.5)	(4.1)
Cash costs net of by-products	-	19.8	(1.7)	4.2	22.3
Depreciation	-	6.3	2.7	5.2	14.2
Share-based compensation	-	0.1	-	-	0.1
Opening finished goods depreciation	-	(1.6)	(0.4)	(0.1)	(2.1)
Closing finished goods depreciation	-	1.8	0.2	0.1	2.2
Total production costs	-	$26.4	$0.9	$9.4	$36.7

	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	96,834	88,098	118,896	303,828
Payable silver ounces	-	994,882	100,183	359,347	1,454,412

Cash costs per silver ounce	-	$19.91	($17.26)	$11.81	$15.35
Total production costs per ounce	-	$26.55	$8.92	$26.20	$25.25
Direct operating costs per tonne	-	$147.11	$131.06	$145.95	$142.00
Direct costs per tonne	-	$325.40	$137.72	$147.20	$201.24

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$63.1	$61.7	$1.7	$58.4	$185.0
Purchase of the third-party material	-	(25.6)	-	(1.9)	(27.4)
Smelting and refining costs included in revenue	2.6	0.2	-	5.5	8.3
Opening finished goods	(3.0)	(8.6)	(0.2)	(0.8)	(12.6)
Closing finished goods	1.3	12.3	-	0.9	14.5
Direct operating costs	64.0	40.1	1.6	62.1	167.8
Purchase of the third-party material	-	25.6	-	1.9	27.4
Royalties	4.7	15.0	-	2.6	22.4
Special mining duty (1)	6.1	2.8	0.2	2.4	11.4
Direct costs	74.8	83.4	1.8	69.0	229.0
By-products sales	(74.3)	(24.9)	(2.5)	(43.2)	(144.8)
Opening by-products inventory fair market value	3.0	3.2	0.1	0.6	6.9
Closing by-products inventory fair market value	(1.6)	(3.6)	-	(0.8)	(6.1)
Cash costs net of by-products	1.9	58.1	(0.6)	25.6	85.0
Depreciation	19.4	12.1	-	15.1	46.5
Share-based compensation	0.2	0.1	-	0.2	0.4
Opening finished goods depreciation	(0.5)	(1.8)	-	(0.2)	(2.4)
Closing finished goods depreciation	0.4	2.6	-	0.2	3.1
Total production costs	$21.3	$71.1	($0.6)	$40.9	$132.6

	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	351,147	195,963	13,988	405,135	966,232
Payable silver ounces	1,092,565	1,476,895	17,668	1,100,781	3,687,909

Cash costs per silver ounce	$1.70	$39.33	($34.70)	$23.27	$23.03
Total production costs per ounce	$19.47	$48.12	($34.69)	$37.15	$35.96
Direct operating costs per tonne	$182.29	$204.43	$113.74	$153.30	$173.63
Direct costs per tonne	$212.97	$425.53	$130.37	$170.25	$236.97

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	-	$48.5	$21.3	$16.3	$86.1
Purchase of the third-party material	-	(15.9)	-	-	(15.9)
Smelting and refining costs included in revenue	-	-	0.8	1.1	1.9
Opening finished goods	-	(5.4)	(0.5)	(0.6)	(6.5)
Closing finished goods	-	5.9	0.9	0.6	7.4
Direct operating costs	-	33.1	22.6	17.4	73.0
Purchase of the third-party material	-	15.9	-	-	15.9
Royalties	-	12.3	0.3	-	12.6
Special mining duty (1)	-	2.1	0.9	0.1	3.1
Direct costs	-	63.3	23.7	17.5	104.6
By-products sales	-	(24.4)	(26.0)	(13.3)	(63.7)
Opening by-products inventory fair market value	-	3.2	0.8	0.5	4.5
Closing by-products inventory fair market value	-	(2.3)	(1.3)	(0.5)	(4.1)
Cash costs net of by-products	-	39.8	(2.7)	4.0	41.3
Depreciation	-	12.9	5.4	5.2	23.4
Share-based compensation	-	0.1	0.1	-	0.2
Opening finished goods depreciation	-	(1.2)	(0.1)	(0.1)	(1.4)
Closing finished goods depreciation	-	1.8	0.2	0.1	2.2
Total production costs	-	53.4	2.8	9.4	65.6

	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	199,272	195,167	118,896	513,335
Payable silver ounces	-	2,007,163	281,260	359,347	2,647,770

Cash costs per silver ounce	-	$19.82	($9.75)	$11.81	$15.59
Total production costs per ounce	-	$26.60	$10.04	$26.20	$24.79
Direct operating costs per tonne	-	$166.30	$115.56	$145.95	$142.30
Direct costs per tonne	-	$317.75	$121.69	$147.20	$203.70

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$3.0	$27.8	-	$13.3	$44.0
Operations share-based compensation	0.1	-	-	0.1	0.2
Corporate general and administrative	0.8	0.6	-	0.8	2.1
Corporate share-based compensation	0.2	0.2	-	0.2	0.7
Reclamation - amortization/accretion	0.1	0.1	-	0.1	0.3
Mine site expensed exploration	0.4	0.4	-	1.0	1.9
Equipment loan payments	0.8	-	-	0.2	0.9
Capital expenditures sustaining	10.0	7.0	-	1.9	18.9
All-In-Sustaining Costs	$15.4	$36.1	-	$17.6	$69.1
Growth exploration, evaluation and development					4.3
Growth capital expenditures					8.9
All-In-Costs					$82.3

	Three Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	175,729	100,439	-	233,408	509,576
Payable silver ounces	582,043	691,401	-	599,323	1,872,767
Silver equivalent production (ounces)	1,298,268	955,070	-	1,184,457	3,437,794
All-in-Sustaining cost per ounce	$26.42	$52.20	-	$29.40	$36.89

Expressed in millions of U.S. dollars	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	-	$19.8	($1.7)	$4.2	$22.3
Operations share-based compensation	-	0.1	-	-	0.1
Corporate general and administrative	-	1.1	0.3	4.8	6.2
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	0.8	0.3	0.3	1.4
Reclamation - amortization/accretion	-	0.2	0.1	-	0.3
Mine site expensed exploration	-	-	-	1.0	1.1
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	4.8	1.7	2.3	8.8
All-In-Sustaining Costs	-	$26.7	$0.7	$9.2	$36.6
Acquisition costs					3.6
Growth exploration, evaluation and development					3.6
Growth capital expenditures					45.4
All-In-Costs					$89.2

	Three Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	96,834	88,098	118,896	303,828
Payable silver ounces	-	994,882	100,183	359,347	1,454,412
Silver equivalent production (ounces)	-	1,282,853	440,678	805,032	2,528,562
All-in-Sustaining cost per ounce	-	$26.81	$7.04	$25.66	$25.16

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.9	$58.1	($0.6)	$25.6	$85.0
Operations share-based compensation	0.2	0.1	-	0.2	0.4
Corporate general and administrative	2.1	1.6	0.1	1.7	5.5
Corporate share-based compensation	0.7	0.5	-	0.6	1.8
Reclamation - amortization/accretion	0.2	0.3	-	0.1	0.6
Mine site expensed exploration	0.7	0.9	-	2.4	4.0
Equipment loan payments	1.7	-	-	0.4	2.0
Capital expenditures sustaining	19.4	12.7	0.2	4.8	37.0
All-In-Sustaining Costs	$26.8	$74.2	($0.4)	$35.7	$136.3
Growth exploration, evaluation and development					7.1
Growth capital expenditures					14.7
All-In-Costs					$158.1

	Six Months Ended June 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	351,147	195,963	13,988	405,135	966,232
Payable silver ounces	1,092,565	1,476,895	17,668	1,100,781	3,687,909
Silver equivalent production (ounces)	2,594,616	1,997,849	62,766	2,124,507	6,779,737

All-in-Sustaining cost per ounce	$24.50	$50.22	($20.22)	$32.46	$36.96

Expressed in millions of U.S. dollars	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	-	$39.8	($2.7)	$4.2	$41.3
Operations share-based compensation	-	0.1	0.1	-	0.2
Corporate general and administrative	-	3.8	1.4	4.8	9.9
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	1.1	0.4	0.3	1.8
Reclamation - amortization/accretion	-	0.3	0.2	-	0.5
Mine site expensed exploration	-	0.3	0.2	1.0	1.5
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	8.2	3.6	2.3	14.2
All-In-Sustaining Costs	-	$53.5	$3.1	$9.2	$65.8
Acquisition costs					$3.6
Growth exploration, evaluation and development					$7.4
Growth capital expenditures					$81.6
All-In-Costs					$158.4

	Six Months Ended June 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	199,272	195,167	118,896	513,335
Payable silver ounces	-	2,007,163	281,260	359,347	2,647,770
Silver equivalent production (ounces)	-	2,617,300	979,070	805,032	4,401,401

All-in-Sustaining cost per ounce	-	$26.65	$10.98	$25.66	$24.85

Reconciliation of Sustaining Capital and Growth Capital

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Capital expenditures sustaining	$18.9	$8.8	$37.0	$14.2
Growth capital expenditures	8.9	45.4	14.7	81.6
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$27.8	$54.2	$51.7	$95.7

Expressed in millions of U.S. dollars	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Mine site expensed exploration	$1.9	$1.1	$4.0	$1.5
Growth exploration, evaluation and development	4.3	3.6	7.1	7.4
Total exploration, evaluation and development	6.2	4.7	11.0	8.9
Exploration, evaluation and development depreciation	0.2	-	0.3	0.3
Exploration, evaluation and development share-based compensation	-	0.2	0.1	0.3
Exploration, evaluation and development expense	$6.4	$4.9	$11.5	$9.5

Reconciliation of Realized Metal Prices Per Ounce

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025(1)	2026	2025(1)
Gross silver sales	$144.1	$48.9	$285.3	$88.0
Silver ounces sold	2,054,108	1,483,311	3,696,328	2,706,995
Realized silver price per ounce	$70.16	$32.95	$77.18	$32.52

1)   inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months and 240,321 oz during the six months period ended June 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025(1)	2026	2025(1)
Gross gold sales	$46.6	$28.0	$101.7	$52.8
Gold ounces sold	10,823	8,431	21,766	16,969
Realized gold price per ounce	$4,305	$3,320	$4,672	$3,110

      1)   inclusive of 6,386 oz of gold from pre-operating production at Terronera during three months and 7,094 oz during the six months ended June 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross lead sales	$11.5	$6.7	$20.5	$6.7
Lead tonnes sold	5,956	3,344	10,498	3,344
Realized lead price per tonne	$1,938	$2,014	$1,950	$2,014

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross zinc sales	$11.4	$5.6	$18.4	$5.6
Zinc tonnes sold	3,454	1,974	5,749	1,974
Realized zinc price per tonne	$3,299	$2,847	$3,208	$2,847

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gross copper sales	$1.5	$0.6	$2.2	$0.6
Copper tonnes sold	111	57	167	57
Realized copper price per tonne	$13,190	$9,820	$13,097	$9,820

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding advancing the Company’s growth initiatives in the second half of the year; mine complex ramp-up at the Terronera project; Endeavour’s ability to unlock value across the Company’s development pipeline and deliver long-term value for its stakeholders, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Peruvian sol, Canadian dollar, Chilean peso, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.